================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 0-23166


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

             (Exact name of registrant as specified in its charter)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      [LOGO]  HUGOTON ENERGY CORPORATION

                       KANSAS                              48-1036256
           (State or other jurisdiction                 (I.R.S. Employer
          of incorporation or organization)            Identification No.)

      301 N. MAIN, SUITE 1900, WICHITA, KANSAS             67202
       (Address of principal executive offices)          (Zip Code)

       Registrant's telephone number, including area code (316) 262-1522

================================================================================

ITEM 4. FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibits filed as a part of this Annual Report.

(a) Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996, Notes to the Financial Statements and Supplemental Schedules I and II, together with the report thereon of Ernst & Young LLP, independent public accountants.

(b)  Consent of Ernst & Young LLP, independent public accountants.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the trustees of the Hugoton Energy Corporation 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   HUGOTON ENERGY CORPORATION
                                   401(k) PROFIT SHARING PLAN
                                          (Registrant)




Date: June 27, 1997                /s/ W. Mark Womble
      -------------                ---------------------------------------------
                                   W. Mark Womble, Executive Vice President,
                                     Chief Financial Officer and Director
                                   (Chief Financial Officer and Duly Authorized
                                     Officer)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Hugoton Energy Corporation

We have audited the accompanying statements of net assets available for benefits of Hugoton Energy Corporation 401(k) Profit Sharing Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                              ERNST & YOUNG LLP

Wichita, Kansas
June 20, 1997

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                               DECEMBER 31,
                                                             1996         1995
                                                         ----------   ----------
ASSETS
Investments, at fair value:
  PIMCO Money Market Fund                                $   17,648   $   15,048

  PIMCO Advisors funds:
    U.S. Government Fund                                     20,323       12,255
    International Fund                                       59,240       39,163
    Target Fund                                              78,253       38,595
    Growth Fund                                              85,924       34,758
                                                         ----------   ----------
  Total PIMCO Advisors funds                                243,740      124,771

  Hugoton Energy Corporation common stock                   647,838      316,163
                                                         ----------   ----------

Total investments                                           909,226      455,982

Employer contribution receivable                             46,768       33,724
                                                         ----------   ----------

Total assets                                                955,994      489,706

LIABILITIES
Payable for excess contributions                             26,628        4,521
                                                         ----------   ----------

Net assets available for benefits                        $  929,366   $  485,185
                                                         ==========   ==========

See accompanying notes.

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                YEAR ENDED
                                                            DECEMBER 31, 1996
                                                            -----------------
ADDITIONS
Investment income:
  Interest                                                      $    1,175
  Dividends                                                          2,728
                                                                ----------
Total investment income                                              3,903

Contributions:
  Participant                                                      189,158
  Employer                                                         215,786
                                                                ----------
Total contributions                                                404,944
                                                                ----------
Total additions                                                    408,847

DEDUCTIONS
Benefits paid to participants                                       88,827
                                                                ----------
Total deductions                                                    88,827
Net realized and unrealized appreciation in fair
  value of investments                                             124,161
                                                                ----------
Net increase in net assets available for benefits                  444,181
Net assets available for benefits at beginning of year             485,185
                                                                ----------
Net assets available for benefits at end of year                $  929,366
                                                                ==========

See accompanying notes.

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995




1. DESCRIPTION OF PLAN

The following brief description of the Hugoton Energy Corporation 401(k) Profit Sharing Plan (the Plan) provides general information only. Such description represents a summary of significant Plan document provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of the Hugoton Energy Corporation (the Company) who have three months or more of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to enter into a salary reduction agreement with the employer, whereby the participant agrees to accept a reduction in salary for a specified amount which may not exceed the lesser of 10% of the participant's salary for the Plan year or $9,500 for the year ended December 31, 1996. In addition, the Company makes discretionary contributions to the Plan on behalf of each participant.

Contributions from employees are recorded when the Hugoton Energy Corporation makes payroll deductions for Plan participants. Contributions by the Company on behalf of Plan participants are made shortly after the end of each fiscal quarter of the Plan.

Forfeitures arising from nonvested contributions at the time of termination are allocated to remaining participants in the Plan.

ALLOCATION OF CONTRIBUTIONS

The Plan consists of five separate Pacific Investment Management Company (PIMCO) mutual funds as well as Hugoton Energy Corporation common stock. Employee contributions are invested semimonthly in the funds or Company stock based upon participant's direction. Employer contributions are invested quarterly in Hugoton Energy Corporation common stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Earnings allocations are based on participant investment balances, as defined in the Plan document.

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants become immediately vested in the benefits from their contributions plus actual earnings thereon. Employer contributions vest based on years of service according to the following schedule:


                  YEARS OF SERVICE         VESTING PERCENTAGE
                                           ------------------
                  <3                                       0%
                   3                                      20
                   4                                      40
                   5                                      60
                   6                                      80
                   7 or more                             100

BENEFITS

At December 31, 1996 and 1995, the total vested amounts of the accounts of persons who had elected to terminate from the Plan and whose benefit claims had been processed and approved for payment prior to year-end but had not been paid were $1,690 and $57,412, respectively. Such amounts represent a reporting difference between ERISA requirements and the requirements under generally accepted accounting principles. See Note 6.

Vested benefits are distributed in the form of a lump-sum distribution upon the participant's retirement, death or termination of employment.

ADMINISTRATIVE EXPENSES

Administrative fees and expenses associated with the Plan are paid by the Company.

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Assets of the Plan were invested in money market and mutual funds managed by PIMCO Advisors Group and the Company's common stock. Investments, including the Company's common stock, were valued at quoted market prices except money market funds which were valued at cost which approximates market.

INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under income tax laws. Once a plan is qualified, it is required to operate in conformity with the plan provisions and current law to maintain its qualified status. A favorable determination letter was obtained from the IRS on September 3, 1994, qualifying the Plan. The Plan has been amended since that date, although according to the Plan administrator, there is no course of action or series of events that would adversely affect the Plan's qualified status.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3. INVESTMENTS

All participant contributions may be invested at the election of the participant in six investment fund options. A summary of net assets available for benefits at December 31, 1996 and 1995, and changes in net assets available for benefits for the year ended December 31, 1996, by fund option, is as follows:


                                                                          DECEMBER 31, 1996
                                   -------------------------------------------------------------------------------------------------
                                                                                                            NONPARTICIPANT
                                                            PARTICIPANT DIRECTED                               DIRECTED
                                   -----------------------------------------------------------------------  --------------
                                    PIMCO      PIMCO                                            HUGOTON        HUGOTON
                                    MONEY       U.S.          PIMCO       PIMCO     PIMCO        ENERGY         ENERGY
                                    MARKET   GOVERNMENT   INTERNATIONAL   TARGET    GROWTH    CORPORATION    CORPORATION
                                     FUND       FUND          FUND         FUND      FUND     COMMON STOCK   COMMON STOCK    TOTAL
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
ASSETS
Investments, at fair value:
  PIMCO Money Market Fund          $10,622   $       15   $       1,019   $ 1,507   $ 1,187   $      3,298   $         --   $ 17,648

  PIMCO Advisors funds:
    U.S. Government Fund                --       20,323              --        --        --             --             --     20,323
    International Fund                  --           --          59,240        --        --             --             --     59,240
    Target Fund                         --           --              --    78,253        --             --             --     78,253
    Growth Fund                         --           --              --        --    85,924             --             --     85,924
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
  Total PIMCO Advisors funds            --       20,323          59,240    78,253    85,924             --             --    243,740
  Hugoton Energy Corporation
    common stock                        --           --              --        --        --        208,705        439,133    647,838
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total investments                   10,622       20,338          60,259    79,760    87,111        212,003        439,133    909,226
Employer contribution receivable        --           --              --        --        --             --         46,768     46,768
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total assets                        10,622       20,338          60,259    79,760    87,111        212,003        485,901    955,994

LIABILITIES
Payable for excess contributions     8,678       11,433           1,803     2,531     1,837            346             --     26,628
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Net assets available for benefits  $ 1,944   $    8,905   $      58,456   $77,229   $85,274   $    211,657   $    485,901   $929,366
                                   =======   ==========   =============   =======   =======   ============   ============   ========

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3. INVESTMENTS (CONTINUED)


                                                                          DECEMBER 31, 1995
                                   -------------------------------------------------------------------------------------------------
                                                                                                            NONPARTICIPANT
                                                            PARTICIPANT DIRECTED                               DIRECTED
                                   -----------------------------------------------------------------------  --------------
                                    PIMCO      PIMCO                                            HUGOTON        HUGOTON
                                    MONEY       U.S.          PIMCO       PIMCO     PIMCO        ENERGY         ENERGY
                                    MARKET   GOVERNMENT   INTERNATIONAL   TARGET    GROWTH    CORPORATION    CORPORATION
                                     FUND       FUND          FUND         FUND      FUND     COMMON STOCK   COMMON STOCK    TOTAL
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
ASSETS
Investments, at fair value:
  PIMCO Money Market Fund          $ 2,497   $    4,055   $       1,029   $ 1,192   $ 3,861   $      2,414   $         --   $ 15,048

  PIMCO Advisors funds:
    U.S. Government Fund                --       12,255              --        --        --             --             --     12,255
    International Fund                  --           --          39,163        --        --             --             --     39,163
    Target Fund                         --           --              --    38,595        --             --             --     38,595
    Growth Fund                         --           --              --        --    34,758             --             --     34,758
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
  Total PIMCO Advisors funds            --       12,255          39,163    38,595    34,758             --             --    124,771
  Hugoton Energy Corporation
    common stock                        --           --              --        --        --        111,842        204,321    316,163
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total investments                    2,497       16,310          40,192    39,787    38,619        114,256        204,321    455,982
Employer contribution receivable        --           --              --        --        --             --         33,724     33,724
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total assets                         2,497       16,310          40,192    39,787    38,619        114,256        238,045    489,706

LIABILITIES
Payable for excess contributions        --           45              45        45        45            340          4,001      4,521
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Net assets available for benefits  $ 2,497   $   16,265   $      40,147   $39,742   $38,574   $    113,916   $    234,044   $485,185
                                   =======   ==========   =============   =======   =======   ============   ============   ========

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3. INVESTMENTS (CONTINUED)


                                                                    YEAR ENDED DECEMBER 31, 1996
                                   -------------------------------------------------------------------------------------------------
                                                                                                            NONPARTICIPANT
                                                            PARTICIPANT DIRECTED                               DIRECTED
                                   -----------------------------------------------------------------------  --------------
                                    PIMCO      PIMCO                                            HUGOTON        HUGOTON
                                    MONEY       U.S.          PIMCO       PIMCO     PIMCO        ENERGY         ENERGY
                                    MARKET   GOVERNMENT   INTERNATIONAL   TARGET    GROWTH    CORPORATION    CORPORATION
                                     FUND       FUND          FUND         FUND      FUND     COMMON STOCK   COMMON STOCK    TOTAL
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
ADDITIONS
Investment income:
  Interest                         $   708   $       --   $          68   $   100   $    79   $        220   $         --   $  1,175
  Dividends                             --          819             118     1,091       700             --             --      2,728
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total investment income                708          819             186     1,191       779            220             --      3,903

Contributions:
  Participant                         (732)      (1,495)         23,820    38,613    46,891         82,061             --    189,158
  Employer                              --           --              --        --        --             --        215,786    215,786
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total contributions                   (732)      (1,495)         23,820    38,613    46,891         82,061        215,786    404,944
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total additions                        (24)        (676)         24,006    39,804    47,670         82,281        215,786    408,847

DEDUCTIONS
Benefits paid to participants        1,625        6,381           7,656    11,664    10,227         12,705         38,569     88,827
Transfers to (from) funds           (1,096)         122              --    (1,806)       --          2,780             --         --
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Total deductions                       529        6,503           7,656     9,858    10,227         15,485         38,569     88,827
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments          --         (181)          1,959     7,541     9,257         30,945         74,640    124,161
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Net increase (decrease) in
  net assets available for
  benefits                            (553)      (7,360)         18,309    37,487    46,700         97,741        251,857    444,181
Net assets available for
  benefits at beginning
  of year                            2,497       16,265          40,147    39,742    38,574        113,916        234,044    485,185
                                   -------   ----------   -------------   -------   -------   ------------   ------------   --------
Net assets available for
  benefits at end of year          $ 1,944   $    8,905   $      58,456   $77,229   $85,274   $    211,657   $    485,901   $929,366
                                   =======   ==========   =============   =======   =======   ============   ============   ========

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3. INVESTMENTS (CONTINUED)

During 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $124,161, as follows:


                                         NET APPRECIATION
                                          (DEPRECIATION)
                                          IN FAIR VALUE       FAIR VALUE AT
                                           DURING YEAR         END OF YEAR
                                         ----------------     -------------
YEAR ENDED DECEMBER 31, 1996:
  Fair value as determined by
   estimated market price:
    PIMCO Money Market Fund                $      --            $  17,648
  Fair value as determined by quoted
   market price:
    PIMCO Advisors funds:
      U.S. Government Fund                      (181)              20,323
      International Fund                       1,959               59,240
      Target Fund                              7,541               78,253
      Growth Fund                              9,257               85,924
    Hugoton Energy Corporation
      common stock                           105,585              647,838
                                           ---------            ---------
                                           $ 124,161            $ 909,226
                                           =========            =========

Fair value of individual investments that represent 5% or more of the Plan's net assets were as follows:


                                                    1996           1995
                                                  --------       --------
PIMCO Advisors funds:
  International Fund                              $ 59,240       $ 39,163
  Target Fund                                       78,253         38,595
  Growth Fund                                       85,924         34,758
Hugoton Energy Corporation common stock            647,838        316,163

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan in accordance with the provisions of ERISA. In the event the Plan is terminated, it will remain operational until all benefits due under the Plan have been distributed on a pro rata basis.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for legal, accounting, and other services rendered by parties-in-interest were paid by the Company based on customary and reasonable rates for such services.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                              DECEMBER 31,
                                                            1996         1995
                                                         ---------    ---------
Net assets available for benefits per
  the financial statements                               $ 929,366    $ 485,185
Amounts allocated to withdrawn participants                 (1,690)     (57,412)
                                                         ---------    ---------
Net assets available for benefits per the Form 5500      $ 927,676    $ 427,773
                                                         =========    =========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                 YEAR ENDED
                                                             DECEMBER 31, 1996
                                                             -----------------
Benefits paid to participants per the financial statements        $ 88,827
Add: Amounts allocated on Form 5500 to withdrawn
  participants at December 31, 1996                                  1,690
Less: Amounts allocated on Form 5500 to withdrawn
  participants at December 31, 1995                                (57,412)
                                                                  --------
Benefits paid to participants per the Form 5500                   $ 33,105
                                                                  ========

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



7. SUBSEQUENT EVENT

On June 26, 1997, the Board of Directors of the Company approved amendments to the Plan. Such amendments, once adopted, will reduce the vesting period to five years of service and expand the participant-directed fund options. The effective date of such amendments has not yet been determined.

                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                             SUPPLEMENTAL SCHEDULES



                                                                    Schedule
                                                                    --------
Assets Held for Investment Purposes                                     1

Reportable Transactions                                                 2

                                                                      SCHEDULE 1
                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996



                                 DESCRIPTION OF              CURRENT
     IDENTITY OF ISSUER            INVESTMENT         COST    VALUE
--------------------------------------------------------------------
PIMCO                         Money Market Fund        **   $ 17,648

PIMCO                         Advisors funds:
                                U.S. Government Fund   **     20,323
                                International Fund     **     59,240
                                Target Fund            **     78,253
                                Growth Fund            **     85,924

Hugoton Energy Corporation *  Common stock             **    647,838
                                                            --------
                                                            $909,226
                                                            ========

*    Indicates party-in-interest.
** Records are maintained solely on a fair market basis. Accordingly, historical cost information is not available.

                                                                      SCHEDULE 2
                           HUGOTON ENERGY CORPORATION
                           401(k) PROFIT SHARING PLAN

                            REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996


                                                                                                         CURRENT VALUE OF
                                                                        PURCHASE               COST OF   ASSET AT DATE OF  NET GAIN
              IDENTITY OF PARTY INVOLVED                                 PRICE     PROCEEDS     ASSET       TRANSACTION     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual transactions in excess of 5% of plan assets

Purchase of Hugoton Energy Corporation common stock *                   $ 25,020               $ 25,020       $25,020        $-

Category (iii) - Series of transactions in excess of 5% of plan assets

Purchases of PIMCO Advisors International Fund                          $ 25,280               $ 25,280                      $-

Sales of PIMCO Advisors International Fund                                          $ 7,322                   $ 7,322        **

Purchases of PIMCO Advisors Target Fund                                 $ 42,331               $ 42,331                      $-

Sales of PIMCO Advisors Target Fund                                                 $11,378       **          $11,378        **

Purchases of PIMCO Advisors Growth Fund                                 $ 50,922               $ 50,922                      $-

Sales of PIMCO Advisors Growth Fund                                                 $ 9,708       **          $ 9,708        **

Purchases of Hugoton Energy Corporation common stock *                  $272,877               $272,877                      $-

Sales of Hugoton Energy Corporation common stock *                                  $43,355       **          $43,355        **

*    Indicates party-in-interest.
** Records are maintained solely on a fair market value basis. Accordingly, historical cost information is not available.

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
 23.1         Consent of Independent Auditors